Exhibit 99.1

Sierra Metals increases mineral reserve estimate by 86% for its Bolivar Mine, Mexico

•	Total Probable Mineral Reserves for Bolivar are 7,925,000 tonnes averaging 19 g/t silver, 0.86% copper and 0.25 g/t gold, 1.14% CuEq** representing an 83% increase to the previous Probable Mineral Reserve Estimate
•	Total Indicated Mineral Resources for Bolivar are 13,267,000 tonnes averaging 22.5 g/t silver, 1.04% copper and 0.29 g/t gold, 1.37% CuEq** representing a 42% increase to the previous Indicated Mineral Resource estimate
•	Total Inferred Mineral Resources for Bolivar are 8,012,000 tonnes averaging 22 g/t silver, 0.96% copper and 0.30 g/t gold, 1.35% CuEq** representing an 11.5% decrease to the previous Inferred Mineral Resource Estimate
•	The updated Resource and Reserve Estimate varies from the February 2017 Technical Report due to a variety of factors, including: a 24% increase in Cu price assumptions*, notable increases in metallurgical recovery assumptions*, an increase in the Net Smelter Return (NSR) cut off grades resulting in higher value material, change in commodity prices* and depletion by production since the Report was completed
•	The updated Resource and Reserve Estimate has incorporated new exploration drilling, sampling, and face mapping information into the geologic interpretation and grade estimations providing more refined resource models
*	Metal price assumptions considered for the calculation of unit values are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00. Metallurgical recovery assumptions are based on actual plant data for 2017-2018 and are 78% Ag, 83% Cu, and 64% Au.
**	CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).
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TORONTO, May 22, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) ("Sierra Metals" or "the Company") has updated its Mineral Reserve and Resource Estimate at the Company's Bolivar Mine, located in Chihuahua State, Mexico.

The updated Mineral Reserve and Resource Estimate disclosed herein is the result of drilling programs completed between October 2016 and October 2017, totaling 28,972 meters, as well as production data of October 2017. Subsequent to the cut-off date of October 2017 the updated Reserve and Resource statement does not include approximately 22,000 meters of drilling with an aim to further expand the resources and reserves at the Bolivar mine. This information will be included in an updated Press Release to be issued shortly.

A Technical Report prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 standards of disclosure has been completed and will be filed on SEDAR within 45 days of this news release.

Igor Gonzales, President and CEO of Sierra Metals commented "Management are pleased with the updated reserve and resource report.  The upward conversion of resources and an 83% increase in reserves which averages 19 g/t silver, 0.86% copper and 0.25 g/t gold or 1.14% CuEq** improves the mine life at Bolivar to more than seven years at the current throughput levels when compared to the previous estimate filed in April 2017.

Drilling continues to take place at the Bolivar West, and Bolivar Northwest zones and will continue at the La Sidra area this year. A recently completed geophysical program utilizing Titan 24 techniques has targeted near-surface, coincident strong chargeability (IP) and resistivity anomalies in the Southwestern sector of the property near Bolivar West.  We are currently drilling these targets using a diamond drilling program, and subsequent exploration programs are targeted to increase tonnage and grade at Bolivar."

Americo Zuzunaga, Vice President of Corporate Planning stated, "One year has passed since the filing of the previous technical report, and the Company is confident that with this review, as well as the inclusion of the ongoing drilling, we will continue to define additional mineral reserves and resources in a short time frame."

The incorporation of new exploration drilling, updated consensus commodity price assumptions, sampling, face mapping information into the geologic interpretations, and grade estimations which have resulted in a further refinement of the ore body. As commodity prices improve, certain areas which have been excluded because of lower metal prices could be included in future reserve and resource updates. It is Management's view that the resulting Reserve and Resource Estimate reflects the ongoing efforts by the Company to achieve good value from the Bolivar asset while focusing on quality over quantity, given the current operating and metal price environment.

Mineral Reserve and Resource Estimate

Mineral Reserve Estimations have been conducted or reviewed by the following Qualified Persons:

•	Enrique Rubio, Ph.D. of REDCO Mining Consultants (Chile); Datamine Studio 5DP™ and Enhanced Production Scheduler (EPS)™ software.
•	Shannon L. Rheaume, P.Eng. of SRK Consulting (Canada) Inc.; Datamine Studio 5DP™ and Enhanced Production Scheduler (EPS)™ software.

Mineral Resource Estimations have been conducted by David Keller, P.Geo. of SRK Consulting Canada and reviewed by Giovanny Ortiz, FAusIMM CP an associate of SRK Consulting (U.S.) Inc. and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The estimations were carried out using Datamine Studio RM™ and Leapfrog Geo™ software.

This release features mineral reserves and resources reported from models developed and estimated by SRK using criteria determined by Dia Bras and SRK to be reasonable for reporting of these resources and reserves.

Geology models were developed by Sierra Metals and reviewed by SRK. In all, there are seventeen individual mineralized bodies identified through drilling and mine development. These were used as hard boundaries for the purposes of the statistical data analysis and estimation. Although the majority of the estimated resource is supported by drilling, limited channel samples support the estimation. Samples have been composited and outliers have been capped prior to estimation. Rotated block models were created by SRK and have been estimated using ordinary kriging. The mineral resources have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines.

The procedures and methods supporting the mineral reserve estimation have been developed in conjunction with Dia Bras mine planning personnel. The reserve estimations presented herein have been conducted by REDCO Mining Consultants (Chile) using supporting data generated by the site. Mineral Reserves estimated by the independent consultants are categorized in a manner consistent with industry best practice. Each mining area was evaluated using reasonable mining block shapes based on the mining method applicable to the zone. Data and information supporting the mining recovery, mining dilution, metallurgical recoveries, consensus commodity pricing, and treatment and refining charges have been provided by Dia Bras and reviewed by SRK. These factors are used to calculate unit values for Net Smelter Return (NSR) for the blocks in the resource models. Historic and expected direct and indirect mining, processing and general and administrative costs were provided by Sierra Metals. To be considered economic, the NSR value of the mining block must be greater than the economic cut-off. Blocks below the economic cut-off but above the marginal cut-off are, in some cases, included in the reserve where they are in between or immediately adjacent to an economic block and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Isolated blocks, defined as blocks with no defined access or blocks that do not pay for the required development, have been excluded. Mined out areas were provided by Sierra Metals personnel and represent development and production up to October 31, 2017.

SRK is of the opinion that the reserve and resource estimations are suitable for public reporting and are a fair representation of the mill feed tonnes, grade, and metal for the Bolivar deposit.

The consolidated mineral reserve statement for the Bolivar Mine area is presented in Table 1. The effective date for the reserves estimated herein is October 31, 2017. SRK has prepared an NI 43-101 Technical Report which supports this disclosure.

Table 1: Consolidated Bolivar Mineral Reserve Estimate as of October 31, 2017 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)
Proven Probable	7,925	18.9	0.25	0.86	4,823	63	67,925
P+P	7,925	18.9	0.25	0.86	4,823	63	67,925
(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)	Ore reserves are reported at unit value cut-offs based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.
* Metal price assumptions considered are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.
** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.
(3)	The mining costs are based on historical actual costs.
(4)	The NSR cut-off values are variable by proposed mining method.
• The economic NSR cut-off value is:
º US$30.80 = Room and Pillar; and
º US$33.10 = Longhole Stoping.
• The marginal NSR cut-off value is:
º US$26.50 = Room and Pillar; and
º US$28.70 = Longhole Stoping.
(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

The October 31, 2017, consolidated mineral resource statement for the Bolivar Mine area is presented in Table 2. These resources have been stated in unmined areas of the deposits. Potential resources within surveyed pillar shapes in the existing mined out areas are not reported. SRK has prepared an NI 43-101 Technical Report which supports this disclosure.

Table 2: Consolidated Bolivar Mineral Resource Estimate as of October 31, 2017 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)
Indicated Inferred	13,267 8,012	22.5 22.4	0.29 0.42	1.04 0.96	9,616 5,779	124 109	137,537 76,774
(6)	(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold, and silver assays were capped where appropriate.
(7)	(2) Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$17.95/t), processing costs (US$8.33/t), and general and administrative costs (US$2.41/t).
(8)	(3) The metal value cut-off grade for the Bolivar Mine is US$29 No mineral resources are not reported for remaining pillars.
(9)	* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.
(10)	** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777; Gordon Babcock, Chief Operating Officer, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 22-MAY-18